Mail Stop 6010

								February 9, 2006


Mr. Peter Berry
Chief Executive Officer and President
CryoPort, Inc.
451 Atlas Street
Brea, California 92821

	Re:	CryoPort, Inc.
		Form 10-SB, Amendment 2
		Filed January 26, 2006
		File No. 0-51578

Dear Mr. Berry:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-SB

General

1. We note the following:

* Page 41 of the filing identifies Dante Panella as a 6.6% shareholder;
* According to their website, First Capital Investors, Inc. claims your company as a client; and
* Certain of the press releases on First Capital`s website regarding
Gateway International Holdings, Inc. list Mr. Panella as a contact person at First Capital.

Based on Mr. Panella`s connections both to your company and to First
Capital, please provide us with an analysis as to whether any disclosure about transactions with First Capital or with Mr. Panella is required pursuant to Item 404(a)(3) of Regulation S-B. Note that
Item 404 covers both proposed transactions and transactions that have occurred during the past two years.

Sales and Marketing, page 15

2. We note your response to comment 3. You have not provided a sufficient analysis under Item 601(b)(10) of Regulation S-B to justify omitting your agreement with CryoPort Systems Ltda. Therefore, please file this agreement as an exhibit, and discuss its material terms-such as any material rights or obligations, duration, and termination provisions-in the body of your filing. Our precise basis for requesting the filing of this agreement is Item 601(b)(10)(i)(B), which requires the filing of "[a]ny contract upon which the small business issuer`s business is substantially dependent, such as contracts with principal customers, principal suppliers, franchise agreements, etc." Based on the fact that CryoPort Systems Ltda. generated 10% of your revenues for the year ended March 31, 2005, it appears your business is "substantially dependent" on this company.
However, if you continue to believe you are not required to file this agreement, please provide a detailed analysis based on Item 601(b)(10)(i)(B), discussing why you believe your company is not "substantially dependent" upon CryoPort Systems Ltda.

Item 2. Management`s Discussion and Analysis or Plan of Operation, page 29

Total assets, page 29

3. We note your response and revisions pursuant to comment 5.
Please
disclose in your filing, as you state in your response letter, that the company does not currently have any pending purchase orders from
Cancervax, Cell Genesys, or Argos Therapeutics.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Keira Ino at (202) 551-3659 or Oscar Young at
(202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Gary Curtis Cannon
	Attorney at Law
	12341 Briardale Way
	San Diego, CA 92128-5212
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Mr. Peter Berry
CryoPort, Inc.
February 9, 2006
Page 1